SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

BRASCAN CORPORATION

(Translation of Registrant’s Name Into English)

Suite 4400, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [     ]    Form 40-F [  X  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)

Yes [     ]    No [  X  ]

(If “Yes” is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-           .

SIGNATURES
Exhibit List
Interim Report for nine months ended Sept.30, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASCAN CORPORATION

Date: December 11, 2002	By: /s/ Alan V. Dean

Name: Alan V. Dean Title: Senior Vice President

Exhibit List

Sequential
Exhibit	Description	Page Number

99.1	Interim Report for the nine months ended September 30, 2002